Exhibit 99.2

NEWS RELEASE
FOR IMMEDIATE RELEASE
January 14, 2005

Extendicare Inc. Declares Preferred Shares Dividend Payment — TSX: EXE.PR.B, EXE.PR.C,EXE.PR.D and EXE.PR.E

MARKHAM, ONTARIO — Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) announced today the following details of the dividends on its Class I Preferred Shares, declared on December 15, 2004, and payable on February 15, 2005 to shareholders of record as at January 31, 2005.

The fixed rate quarterly dividend on its Adjustable Dividend Preferred Shares, Series 3 (EXE.PR.C) is $0.2475 per share. The floating rate quarterly dividend on its Cumulative Redeemable Preferred Shares, Series 2 (EXE.PR.B) and on its Adjustable Dividend Preferred Shares, Series 4 (EXE.PR.D), based on the average Canadian prime interest rate for the quarter ended December 31, 2004, amounted to $0.1863 per share for the Series 2 shares and $0.1889 per share for the Series 4 shares.

A monthly dividend of $0.071 per share on the Corporation’s Class II Preferred Shares, Series 1 (EXE.PR.E) was declared today, payable on February 15, 2005 to shareholders of record on January 31, 2005. The floating rate monthly dividend on the Class II Preferred Shares, Series 1 is based on the prime interest rate on December 31, 2004.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003
Visit Extendicare’s Website @ www.extendicare.com